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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of October 2010
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated October 12, 2010 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: October 12, 2010

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

TATA MOTORS' SHARE ISSUE SUCCESSFULLY COMPLETED - ISSUE SUBSCRIBED 3.4 TIMES

Mumbai, October 11, 2010: Tata Motors announces successful completion of its issue of shares aggregating US$ 750 million, comprising 'A' Ordinary Shares aggregating US$ 550 million and Ordinary Shares aggregating US$ 200 million.

It may be recalled that Tata Motors announced the offering of 'A' Ordinary Shares and Ordinary Shares aggregating US$ 325 million and US$ 200 million, respectively on October 1, 2010.Pursuant to an overwhelming response from investors across India and internationally with a book size aggregating US$ 1.85 billion, the Company decided on October 4, 2010 to upsize the issue to US$ 550 million of 'A' Ordinary Shares and US$ 200 million of Ordinary Shares.

A duly authorized Committee of the Board of Directors of the Company (the "Committee") has at its meeting held today (i.e. October 11, 2010) decided to issue and allot 32,165,000 'A' Ordinary Shares at a price of Rs.764 per 'A' Ordinary Share (including a premium of Rs.754 per 'A' Ordinary Share) and 8,320,300 Ordinary Shares at a price of Rs.1,074 per Ordinary Share (including a premium of Rs.1,064 per Ordinary Share) aggregating to a total issue size of Rs.33,510.06 million, pursuant to a qualified institutions placement under the provisions of Chapter VIII of the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009, as amended ("SEBI ICDR Regulations") to Qualified Institutional Buyers ("QIBs") as defined under 2(1)(zd) of the SEBI ICDR Regulations (the "Issue").

Citigroup Global Markets India Private Limited and Credit Suisse Securities (India) Private Limited were the Book Running Lead Managers for the Issue.

Mr C Ramakrishnan, Chief Financial Officer, Tata Motors Limited said "the response is a reflection of the market confidence in the underlying performance and outlook of Tata Motors' Group, including Jaguar and Land Rover and we are very grateful for the faith reposed by the investors. This is another major milestone in our financing strategy and balance sheet de-leveraging."

NOT FOR DISTRIBUTION IN THE UNITED STATES OF AMERICA

This press release is not an offer for sale within the United States of any equity shares or any other security of the Company. The securities of the Company have not been and will not be registered under the U.S. Securities Act 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons, absent registration under the U.S. Securities Act or an exemption from such registration. There will be no public offering of the securities referred to herein in the United States.

About Tata Motors.

Tata Motors is India's largest automobile company, with consolidated revenues of Rs. 92,519 crores ($ 20 billion) in 2009-10. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand and Spain. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 5.9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top three in passenger vehicles. It is also the world's fourth largest truck manufacturer and the second largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America. (www.tatamotors.com)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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